UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SPRINGLEAF HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85172J101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85172J101

1.	Name of reporting persons American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 12,626,727 (see Item 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 12,626,727 (see Item 4)
9.	Aggregate amount beneficially owned by each reporting person 12,626,727 (see Item 4)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 11.0% (based on 114,823,734 shares outstanding as of November 12, 2013)
12.	Type of reporting person HC

CUSIP No. 85172J101

1.	Name of reporting persons AIG Capital Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 12,626,727 (see Item 4)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 12,626,727 (see Item 4)
9.	Aggregate amount beneficially owned by each reporting person 12,626,727 (see Item 4)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 11.0% (based on 114,823,734 shares outstanding as of November 12, 2013)
12.	Type of reporting person HC

ITEM 1 (a).	NAME OF ISSUER:

Springleaf Holdings, Inc. (the “Issuer”)

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

601 N.W. Second Street

Evansville, IN 44708

ITEM 2 (a).	NAME OF PERSON(S) FILING:

This statement is filed by:

(a) AIG Capital Corporation, a wholly owned subsidiary of American International Group, Inc.

(b) American International Group, Inc.

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

The address of the principal business office of each of the Reporting Persons is:

c/o American International Group, Inc.

175 Water Street

New York, NY 10038

ITEM 2 (c).	CITIZENSHIP:

The information requested hereunder is incorporated by reference herein from Row 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the “Common Stock”)

ITEM 2 (e).	CUSIP NUMBER:

85172J101

ITEM 3.	TYPE OF PERSONS FILING:

Not applicable.

ITEM 4.	OWNERSHIP.

(a) through (c). The information requested hereunder is incorporated by reference herein from Rows 5 through 9 and Row 11 of the cover pages to this Schedule 13G. AIG Capital Corporation owns 15.6% of the voting membership interests in Springleaf Financial Holdings, LLC (which directly holds shares of Common Stock of the Issuer reported herein) and has the indirect right to vote and in certain circumstances to cause the disposition of 12,626,727 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock held by Springleaf Financial Holdings, LLC other than the 12,626,727 shares of Common Stock reported herein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Brian T. Schreiber
Name:	Brian T. Schreiber
Title:	Executive Vice President and Deputy AIG Chief Investment Officer

AIG CAPITAL CORPORATION

By	/s/ Ed Holmes
Name:	Ed Holmes
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing